STERLING CONSTRUCTION COMPANY, INC.
20810 Fernbush Lane
Houston, TX 77073
(281) 821-9091
September 30, 2005
Tracey McKoy, Staff Accountant
Securities and Exchange Commission
1 Station Place, N.E., Stop 0510
Washington, D.C. 20549

Re:	Sterling Construction Company, Inc. Form 10-K for the fiscal year ended December 31, 2004 File No. 1-31993
Dear Ms. McKoy:
     Pursuant to your letter of September 27, 2005, Sterling Construction Company, Inc. (“SCCI” or “the Company”) has prepared the following further responses and intends to re-file its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the period ended March 31, 2005 in accordance with items below, following your review of the proposed changes enclosed herewith.
Form 10-K for the Fiscal Year Ended December 31, 2004
Management’s Discussion and Analysis, page 10
Prior Comment 2 — Cash Flow, Page 15
1.	We believe your proposed disclosures should be enhanced to address the following additional comments:
•       You attribute the change in cost and estimated earnings in excess of billings on uncompleted contracts to timing differences and gross profit adjustments on certain projects. Your reference to timing differences as a factor for the increase does not provide useful information to the investor, instead we would expect a discussion of specific events or transactions driving the timing differences. Please revise your disclosure to enhance your analysis
•       Please expand your disclosures to address the nature and dollar amount of the gross profit adjustments and clarify why such adjustments were necessary. Clarify whether these adjustments impacted the revenue you recognized during the year ended December 31, 2004 and if so expand your disclosures within your discussion of your results of operations to address these adjustments.

•       You indicate that the decrease in billings in excess of costs and estimated earnings on uncompleted contracts was due to the use during the period of advance payments for mobilization received in prior periods on certain contracts. Please clarify what you mean by this.
The Company has included new language to clarify and expand its disclosure regarding the changes in cash flow components. See page 16 of the document.
Prior Comment 3 Contractual Obligations, page 11
2.       We have read your revised disclosure to discuss the interest payments related to your long-term debt. Based on this disclosure, it is unclear to us whether you included the estimated future interest payments related to your Revolving Lines of Credit. Please revise your disclosures to clarify and if necessary include these amounts in your estimated future interest payments.
The Company has expanded its disclosure of interest payments to clarify that these are not included in the tabular disclosure, as stated in Footnote 46 to Release 33-8350.
You disclose that the Construction Segment generally has back-to-back agreements to assure the supply of required materials, services, and subcontracting. If these agreements represent purchase obligations as defined by Item 303 (5) (ii) (D) of Regulation S-K, please include these amounts in your tabular disclosure of contractual obligations.
The Company obtains firm price and quantity quotations from suppliers that it relies on when it bids projects, which, if the Company is successful in obtaining the project, the supplier honors for the duration of the project. However, if the Company is unsuccessful in its bid, if market prices change during construction, or if quantities required by the contract change during construction, the Company has no obligation for market price increases or for materials or services beyond those required to complete the contract.
The Company has revised its disclosure to better clarify these arrangements, which are not purchase obligations as defined by Item 303 (5) (ii) (D) of Regulation S-K, and therefore are not included in the tabular discussion of contractual obligations. See page 11 of the document.
Prior Comment 4—Results of Operations. pages 16-18
3.	We have read your revised disclosure and note that you have not addressed the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using this measure and the substantive reasons why management believes this measure provides useful information to investors.

Please revise your disclosure as previously requested to address all the disclosure requirements set forth in Question 8 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please ensure that when you discuss the material limitations associated with the use of the non-GAAP measure that you individually address the limitations associated with the elimination of interest expense, taxes, depreciation and amortization
The Company has expanded its disclosure of the material limitations associated with the use of non-GAAP financial measures. See page 16 of the document.
Prior Comment S — Results of Operations, pages 16-18
     4. We have read your proposed disclosure to our prior comment five. Please expand your proposed disclosure to more clearly address the material impact that the reversal of the tax valuation allowance had on your results of operations. Specifically address why it was appropriate to decrease your valuation allowance in 2004 and 2003 and the impact these decreases had on the income tax benefit (expense) you recognized in 2004 and 2003.
The Company has expanded its disclosure regarding its estimate of its tax valuation allowance. See page 19 of the document.
Prior Comment 6 — Note 4 — Investment in Affiliated Company, page 33
5.       We note your response to prior comment six which indicates that at the time the put was initially recorded you followed the guidance of EITF 00-6. However, it is unclear to us from your response whether following the adoption of SFAS 150 in the third quarter of fiscal year 2003, that you appropriately followed the initial and subsequent measurement guidance set forth in paragraphs 21 and 22 of SFAS I 50. Please refer also to paragraphs 19 and 20 of EITF 00-6 and tell us how you appropriately considered the measurement guidance of SFAS 150. In this regard, we note you entered into the Restructuring Agreement dated September 25, 2003 which changed the payment terms of the Put Agreement. We note that the Alternate Exercise Price Payment Method under the Restructuring Agreement was $2.4 million in cash. a $6.4 million 12% five year note (Five-Year Note) and a $3.2 million 14% five-year subordinated cash availability (Cash Availability Note). We also note that the Company had sixty days after the Put Execution Date in which to negotiate with the selling stockholders the issuance of shares in lieu of the issuance of some or all of the Cash Availability Notes. Given the cash payments required by the Put Agreement, it is unclear to us why you continued to record the Put Agreement at fair value rather than at its redemption amount in accordance with paragraph 22 of SFAS 150. Please advise.
The Company agrees that SFAS 150 applies to the Put liability, but does not believe that paragraphs 21 and 22 of SFAS 150 were the proper guidance to follow, as the put liability was not a forward contract, by definition. Rather, the Company believes that the appropriate guidance to follow was that in paragraphs 23 and 24 of the Statement. The liability was initially measured at fair value and subsequent changes in the fair value were recorded as an adjustment to earnings.
Until the time the Put liability was settled, the Company did not have the right of ownership of the remaining shares of the subsidiary and it would be misleading to eliminate minority interests in this case.
Prior Comment 7 — Note 5 — Subordinated Zero Coupon Notes. page 36
6.       We have read your response to our prior comment seven. Please address why the accretion of the discount of these notes is not reflected as an adjustment to reconcile income from operations to net cash provided by operating activities within your Consolidated Statements of Cash Flows for the periods the zero coupon notes were outstanding.
The Company has revised its Consolidated Statements of Cash Flows to recognize the accretion of the discounted zero coupon notes as an adjustment to reconcile income from operations to net cash provided by operating activities. See page 27 of the document.
Prior Comment 8 — Note 6 — Financial Instruments. page 39
7.       Please revise your disclosure regarding the notes held by management and directors to better describe your assessment of fair value, as noted in your response.
The Company has expanded its disclosure regarding the assessment of the fair value of the management and director notes. See page 41 of the document.
Prior Comment 10 — Note 15 — Litigation. page 47
8.       As part of your response you clarified that you believe the Ames matter not to be material to your results of operations and liquidity, however, you have not revised your disclosure to incorporate this information. Please revise your disclosure accordingly.
The Company has expanded its disclosure regarding the Ames litigation. See page 49 of the document.
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Prior Comment 12 Item 9(A) — Controls and Procedures. page 15
9.       Please revise your disclosure to state whether there have been any changes in your internal control over financial reporting for the period.
The Company has expanded its disclosure regarding changes in internal control over financial reporting. See page 15 of the document.
Sincerely,

/s/ Maarten D. Hemsley
Maarten D. Hemsley
Chief Financial Officer